SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - 01/19

Changes in Copel Holding’s Board of Executive Officers

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), on NYSE (ELPVY, ELP) and on LATIBEX (XCOP), hereby informs its shareholders and the market in general that the new Chief Executive Officer, Mr. Daniel Pimentel Slaviero, and the Chief Legal and Institutional Relations Officer, Mr. Eduardo Vieira de Souza Barbosa, were elected today at the 179th Extraordinary Meeting of the Board of Directors.

With this, Copel Holding's Board of Executive Officers is now composed as follows:

Daniel Pimentel Slaviero

Chief Executive Officer

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

Eduardo Vieira de Souza Barbosa

Chief Legal and Institutional Relations Officer

Ana Letícia Feller

Chief Corporate Management Officer

Vicente Loiácono Neto

Chief Governance, Risk and Compliance Officer

About the new CEO

Mr. Daniel Pimentel Slaviero holds a degree in Business Administration from Universidade Positivo (UP) and he has specializations in business management from Harvard Business School and Kellogg School of Management. He was executive director of the SBT television network between 2017 and 2018 and president of the Associação Brasileira de Rádio e Televisão (ABERT) for four consecutive terms between 2006 and 2016. At the Associação Internacional de Radiodifusão (AIR), the entity which represents 17,000 radio and television broadcasters in the Americas, Asia and Europe, held the vice presidency for South America between 2005 and 2011 and the board of the entity from 2013 to 2018.

Notice to the Market - 01/19

About the new Institutional Relations Officer

Mr. Eduardo Vieira de Souza Barbosa holds a Law degree from the Universidade Tuiuti do Paraná, a founding partner of Vieira Barbosa & Carneiro Advogados since January 2009, was Chief Prosecutor of the Junta Comercial do Paraná between 2011 and 2015, and Legal Director of the CJE da Associação Comercial do Paraná between 2011 and 2016.

Curitiba, January 08, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 8, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.